DELCATH SYSTEMS, INC.

1633 Broadway, Suite 22C

New York, NY 10019

(212) 489-2100

VIA EDGAR

July 30, 2018

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20005

Attn:	Timothy Buchmiller, Esq.
Daniel Morris, Esq.

Re:	Delcath Systems, Inc.
Registration Statement on Form
Amendment No. 1 to S-1 Filed
July 13, 2018
File No. 333-225567

Dear Mr. Buchmiller and Mr. Morris:

We are writing in connection with the above-captioned matter regarding Delcath Systems, Inc.’s (the “Company”) Amendment No. 1 to Registration Statement on Form S-1, File No. 333-225567, filed with the Commission on July 13, 2018 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated July 25, 2018 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Placement Period and Backstop Commitment, page 5

1. Tell us whether the standby purchaser may purchase any of the shares in this registered offering. If so, please tell us how the transaction with that investor would be consistent with Section 5 of the Securities Act since it appears that you began the offer to that investor before you filed this registration statement. If the standby purchaser is excluded from this registered offering, show us how you have reflected that fact in the registration fee table, and revise your prospectus as appropriate.

The standby purchaser may not purchase any of the shares in this registered offering for the Standby Agreement. This has been reflected in the registration fee table by deleting the portion of footnote (5) to the table which referenced the standby purchaser. We have added clarificatory language on pp. 6, 10 and 111 of the S-1/A.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jolie Kahn, Esq., at (516) 222-2230 if you have any questions regarding this matter.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Jennifer Simpson

Jennifer Simpson

Chief Executive Officer